# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OXLEY BRIDGE ACQUISITION LIMITED, CIK 0002034313
CUSIP: G6858G107
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 333 Seymour Street, Vancouver, British Columbia Canada (A1), V6B 5A6
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002043281

## Reporting persons
- Oxley Bridge Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 6,325,000; shared voting power 0; sole dispositive power 6,325,000; shared dispositive power 0; aggregate amount beneficially owned 6,325,000 (20% of the class)
  Comment: The 6,325,000 founder shares referred to in Rows 5, 7, and 9 represent Issuer's Class B ordinary shares, par value $0.0001 per share ("Class B Ordinary Shares") which are automatically convertible into Issuer's Class A ordinary shares, par value $0.0001 per share ("Class A Ordinary Shares") with or immediately following the Issuer's initial business combination (the "Business Combination") and may be converted at any time prior to the Business Combination at the option of the holder, as more fully described under the heading "Description of Securities-Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-287816). Jonathan Lin is the sole managing member of Oxley Bridge Management LLC, which is the sole managing member of the Oxley Bridge Holdings LLC and has voting and investment discretion with respect to the securities held of record by Oxley Bridge Holdings LLC. The 6,325,000 founder shares referred to in Rows 5, 7, and 9 exclude 4,200,000 Class A Ordinary Shares which may be purchased by exercising warrants that are not presently exercisable. The percentage in Row 11 is based on 25,300,000 Class A Ordinary Shares issued and outstanding and 6,325,000 Class B Ordinary Shares issued and outstanding as of November 13, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 filed with the Securities and Exchange Commission on November 13, 2025.
- Oxley Bridge Management LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 6,325,000; shared voting power 0; sole dispositive power 6,325,000; shared dispositive power 0; aggregate amount beneficially owned 6,325,000 (20% of the class)
  Comment: The 6,325,000 founder shares referred to in Rows 5, 7, and 9 represent Issuer's Class B ordinary shares, par value $0.0001 per share ("Class B Ordinary Shares") which are automatically convertible into Issuer's Class A ordinary shares, par value $0.0001 per share ("Class A Ordinary Shares") with or immediately following the Issuer's initial business combination (the "Business Combination") and may be converted at any time prior to the Business Combination at the option of the holder, as more fully described under the heading "Description of Securities-Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-287816). Jonathan Lin is the sole managing member of Oxley Bridge Management LLC, which is the sole managing member of the Oxley Bridge Holdings LLC and has voting and investment discretion with respect to the securities held of record by Oxley Bridge Holdings LLC. The 6,325,000 founder shares referred to in Rows 5, 7, and 9 exclude 4,200,000 Class A Ordinary Shares which may be purchased by exercising warrants that are not presently exercisable. The percentage in Row 11 is based on 25,300,000 Class A Ordinary Shares issued and outstanding and 6,325,000 Class B Ordinary Shares issued and outstanding as of November 13, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 filed with the Securities and Exchange Commission on November 13, 2025.
- Jonathan Lin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 6,325,000; shared voting power 0; sole dispositive power 6,325,000; shared dispositive power 0; aggregate amount beneficially owned 6,325,000 (20% of the class)
  Comment: The 6,325,000 founder shares referred to in Rows 5, 7, and 9 represent Issuer's Class B ordinary shares, par value $0.0001 per share ("Class B Ordinary Shares") which are automatically convertible into Issuer's Class A ordinary shares, par value $0.0001 per share ("Class A Ordinary Shares") with or immediately following the Issuer's initial business combination (the "Business Combination") and may be converted at any time prior to the Business Combination at the option of the holder, as more fully described under the heading "Description of Securities-Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-287816). Jonathan Lin is the sole managing member of Oxley Bridge Management LLC, which is the sole managing member of the Oxley Bridge Holdings LLC and has voting and investment discretion with respect to the securities held of record by Oxley Bridge Holdings LLC. The 6,325,000 founder shares referred to in Rows 5, 7, and 9 exclude 4,200,000 Class A Ordinary Shares which may be purchased by exercising warrants that are not presently exercisable. The percentage in Row 11 is based on 25,300,000 Class A Ordinary Shares issued and outstanding and 6,325,000 Class B Ordinary Shares issued and outstanding as of November 13, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 filed with the Securities and Exchange Commission on November 13, 2025.

## Item 1. Issuer
Name of issuer: OXLEY BRIDGE ACQUISITION LIMITED
Address of issuer's principal executive offices: 333 Seymour Street, Vancouver, BC Canada V6B 5A6

## Item 2. Person Filing
Name of person filing: Oxley Bridge Holdings LLC, Oxley Bridge Management LLC and Jonathan Lin (collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: 333 Seymour Street, Vancouver, BC Canada V6B 5A6
Citizenship: Oxley Bridge Holdings LLC is a limited liability company formed in Delaware. Oxley Bridge Management LLC is a limited liability company formed in Delaware. Jonathan Lin is a citizen of the Canada.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of December 31, 2025, the Reporting Persons may be deemed to beneficially own 6,325,000 of the Issuer's Class B Ordinary Shares. Oxley Bridge Holdings LLC is the record holder of the Class B Ordinary Shares reported herein. Oxley Bridge Management LLC is the sole managing member of Oxley Bridge Holdings LLC. Jonathan Lin, the sole managing member of Oxley Bridge Management LLC, has voting and investment discretion with respect to the securities held of record by Oxley Bridge Holdings LLC. As such, each of Oxley Bridge Management LLC and Jonathan Lin may be deemed to have beneficial owner of the securities held by Oxley Bridge Holdings LLC. This Statement shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) and 13(g), beneficial owners of any securities covered by this Statement.
Percent of class: The 6,325,000 of the Issuer's Class B Ordinary Shares owned by the Reporting Persons constitute 20.0% of the total number of Class A Ordinary Shares issued and outstanding and assuming the conversion of all issued and outstanding Class B Ordinary Shares of the Issuer. The Class B Ordinary Shares are automatically convertible into Class A Ordinary Shares with or immediately following the Business Combination on a one-for-one basis and may be converted at any time prior to the Business Combination at the option of the holder on a one-for-one basis, subject to certain adjustments, as more fully described under the heading "Description of Securities-Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-287816). The percentage of the Class B Ordinary Shares held by the Reporting Persons is based on 25,300,000 Class A Ordinary Shares issued and outstanding as of November 13, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 filed with the Securities and Exchange Commission on November 13, 2025 and assuming the conversion of all 6,325,000 Class B Ordinary Shares.
Sole power to vote or to direct the vote: Oxley Bridge Holdings LLC: 6,325,000 Oxley Bridge Management LLC: 6,325,000 Jonathan Lin: 6,325,000
Shared power to vote or to direct the vote: Oxley Bridge Holdings LLC: 0 Oxley Bridge Management LLC: 0 Jonathan Lin: 0
Sole power to dispose or to direct the disposition: Oxley Bridge Holdings LLC: 6,325,000 Oxley Bridge Management LLC: 6,325,000 Jonathan Lin: 6,325,000
Shared power to dispose or to direct the disposition: Oxley Bridge Holdings LLC: 0 Oxley Bridge Management LLC: 0 Jonathan Lin: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Oxley Bridge Holdings LLC: /s/ Jonathan Lin, Jonathan Lin/ Managing Member of Oxley Bridge Management LLC, the Managing Member of Oxley Bridge Holdings LLC (02/12/2026)
- Oxley Bridge Management LLC: /s/ Jonathan Lin, Managing Member (02/12/2026)
- Jonathan Lin: /s/ Jonathan Lin, Individual (02/12/2026)